M3-Brigade Acquisition II Corp.

1700 Broadway - 19th Floor

New York, NY 10019

March 2, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren Nguyen

Re:	M3-Brigade Acquisition II Corp.

Registration Statement on Form S-1, as amended

Filed February 16, 2021

File No. 333-253132

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, M3-Brigade Acquisition II Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on March 3, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Kirkland & Ellis LLP